U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form SB-1
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               MEDINA COFFEE, INC.
                                -----------------
                 (Name of small business issuer in its charter)

     Nevada                             5810                       88-0442833
- --------------------      ----------------------------          ------------
(State or jurisdiction      (Primary Standard Industrial       (I.R.S. Employer
of incorporation or         Classification Code Number)      Identification No.)
organization)

                 401 Detwiller Lane, Bellevue, Washington 98004
         ---------------------------------------------------------------
          (Address and telephone number of principal executive offices)

                    P.O. Box 741, Bellevue, Washington 98009
        ----------------------------------------------------------------
               (Address of principal place of business or intended
                          principal place of business)

                          Nevada Agency & Trust Company
              50 West Liberty Street, Suite 880, Reno, Nevada 89501
             -------------------------------------------------------
            (Name, address and telephone number of agent for service)

Approximate date of proposed sale to the public: As soon as practicable from time to time after this registration statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                         CALCULATION OF REGISTRATION FEE
 -------------------------------------------------------------------------------

Title of each      Dollar           Proposed          Proposed        Amount of
class of           Amount to be     maximum           maximum       registration
Securities         registered       offering          aggregate         fee
being Registered                    price per         offering
                                    share             price

Common             $ 10,000         $ 0.05            $ 10,000          $ 55.60
- ------------------------------------------------------------------------------


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

INFORMATION   CONTAINED  HEREIN  IS  SUBJECT  TO  COMPLETION  OR  AMENDMENT.   A
REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.
Disclosure alternative used (check one): Alternative 1; Alternative 2;   X
                                                                    ---------



                                                 MEDINA COFFEE, INC.
                                                CROSS-REFERENCE SHEET

         Item Number and Heading                              Heading in Prospectus

1.       Front of the Registration Statement and
         Outside Front Cover Page of Prospectus               Facing pages; Front Cover Page

2.       Inside Front and Outside Back Cover Pages
         of Prospectus                                        Inside Front and Outside Back Cover Pages of Prospectus

3.       Summary Information and Risk Factors                 Prospectus Summary; Risk Factors

4.       Use of Proceeds                                      Prospectus Summary; Use of Proceeds; Description of Business

5.       Determination of Offering Price                      Cover Page; Risk Factors; Investor Suitability Standards; Offering

6.       Dilution                                             Cover Page; Dilution

7.       Selling Security Holders                             Not applicable

8.       Plan of Distribution                                 Front Cover Page; Offering

9.       Legal Proceedings                                    Litigation

10.      Directors, Executive Officers,
         Promoters and Control Persons                        Management of Company

11.      Security Ownership of Certain
         Beneficial Owners and Management                     Security Ownership of Certain Beneficial Owners and Management

12.      Description of the Securities                        Description of Securities

13.      Interest of Named Experts and Counsel                Not applicable


14.      Disclosure of Commission Position on
         Indemnification for
         Securities Act Liabilities                           Indemnification

15.      Organization Within Last Five Years                  Not Applicable




16.      Description of Business                              Business of the Company

17.      Management's Discussion and Analysis or
         Plan of Operation                                    Business of the Company

18.      Description of Property                              Business of the Company

19.      Certain Relationships and
         Related Transactions                                 Not applicable

20.      Market for Common Equity and Related
         Stockholder Matters                                  Front Cover Page; Risk Factors;
                                                                       Security Ownership of Certain Beneficial Owners and
                                                                       Management; Share Capital Structure; Market Information

21.      Executive Compensation                               Management of Company

22.      Financial Statements                                 Financial Statements

23.      Changes In and Disagreements with
         Accountants on Accounting and
         Financial Disclosure                                 Not Applicable


                                   PROSPECTUS

                               Medina Coffee, Inc.
                             (A Nevada Corporation)
                                  P.O. Box 741
                           Bellevue, Washington 98009

                              Up To 200,000 Shares
                         Offering Price: $0.05 Per Share
                                (the "Offering")

This offering (the "Offering") by Medina Coffee, Inc. (the "Company") consists of a new issue of up to 200,000 common shares in the capital of the Company (a "Share") at a price of $ 0.05 per Share.

THIS OFFERING IS HIGHLY SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK TO THE PUBLIC INVESTORS AND SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT (SEE RISK FACTORS AND DILUTION). THE OFFERING PRICE HAS BEEN ARBITRARILY DETERMINED BY THE COMPANY BASED UPON WHAT IT BELIEVES PURCHASERS OF SUCH SPECULATIVE ISSUES WOULD BE WILLING TO PAY FOR THE SECURITIES OF THE COMPANY AND BEARS NO RELATIONSHIP WHATSOEVER TO ASSETS, EARNINGS, BOOK VALUE OR ANY OTHER ESTABLISHED CRITERIA OF VALUE.


-------------------------- ----------------------- ---------------------------- ------------------------------------

                           Price to Public         Commission(1)(2)             Net Proceeds to Company(3)(4)
-------------------------- ----------------------- ---------------------------- ------------------------------------

Per Share                  $ 0.05                  $ 0.00                       $ 10,000
-------------------------- ----------------------- ---------------------------- ------------------------------------

Aggregate Sale             $ 10,000                $ 0.00                       $ 10,000
-------------------------- ----------------------- ---------------------------- ------------------------------------

Note:
2. Management of the Company is selling the securities and will not receive commission in conjunction with the sale of these securities.
3. The Shares are being offered by to prospective investors on a direct participation basis.
4. The proceeds are stated before deduction of expenses related to the preparation of the Offering which the Company will pay. These expenses, as presently estimated, are not expected to exceed $500, and include the Company's legal and accounting fees, transfer agents fees, filing
         fees,   and  printing   costs.   (See  Use  of  Proceeds  and  Plan  of
         Distribution.)
5. No escrow account will be set up and all proceeds raised in the Offering will be deposited immediately into the Company's corporate account to be utilized for working capital in the priorities set by the Company.
        (See Use of Proceeds).

The effective offering price per Share exceeds the net tangible book value per Share as at March 31, 2000, after giving effect to this Offering by $ 0.04, representing 80% of the effective offering price per Share. See "Dilution". An investment in the Shares is speculative and subject to certain risk factors. See "Risk Factors".

                                    THE DATE OF THIS PROSPECTUS IS JUNE 23, 2000

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION PASSED ON THE ACCURACY OR ADEQUACY OF THIS OFFERING DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


PROSPECTIVE INVESTORS ARE URGED TO READ THIS PROSPECTUS CAREFULLY.

All prospective investors will have an opportunity to meet with representatives of the Company to verify any of the information included herein and to obtain additional information regarding the Company. Copies of all documents, contracts, financial statements and other Company records will be made available for inspection during normal business hours upon request to the Company. Prospective investors will be asked to acknowledge in the Subscription Agreement that they have read this Prospectus carefully; that they were given the opportunity to obtain additional information; and that they did so to their satisfaction.

No person is authorized to give any information or to make any representation not contained in this Prospectus except as noted above with regard to questions asked of the Company and, if given or made, such information or representation must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities to any person in any jurisdiction where such offer or solicitation would be unlawful. The delivery of this Prospectus at any time does not imply that the information contained herein is correct as of any time subsequent to its date.

           THE COMPANY HAS THE RIGHT TO ACCEPT OR REJECT SUBSCRIPTIONS IN WHOLE OR IN PART, FOR ANY REASON OR FOR NO REASON.



                                         MEDINA COFFEE, INC. - PROSPECTUS

                                                TABLE OF CONTENTS



PROSPECTUS SUMMARY................................................................................................0

SELECTED FINANCIAL INFORMATION....................................................................................0

AVAILABLE INFORMATION.............................................................................................1

REPORTS TO SECURITY HOLDERS.......................................................................................1

INVESTOR SUITABILITY STANDARDS....................................................................................1

DELIVERY OF PROSPECTUS BY DEALERS.................................................................................2

RISK FACTORS......................................................................................................2
         Start-up or Development Stage Company....................................................................2
         Dependent upon Offering - Insignificant Working Capital..................................................2
         Reliance Upon Officers, Directors and Key Employees......................................................2
         Expected Losses..........................................................................................2
         No Operating History.....................................................................................2
         Competition..............................................................................................3
         Dependence on Single Product Line........................................................................3
         Dependence on Third Party Coffee Suppliers...............................................................3
         Fluctuations in the Availability and Cost of Green Coffee................................................3
         Government Regulation....................................................................................3
         Conflicts of Interests...................................................................................4
         Continued Control by Management..........................................................................4
         No Firm  4
         Dividend Policy..........................................................................................4
         Arbitrary Offering Price.................................................................................4
         Possible Depressive Effect of Future Sales by Present Shareholders.......................................4
         No Trading Market for Company's Common Stock.............................................................5
         Risks of Low-Priced Stocks...............................................................................5
         Possible Use of Debt Financing...........................................................................5
         Year 2000................................................................................................5

USE OF PROCEEDS...................................................................................................5

DILUTION..........................................................................................................6

BUSINESS OF THE COMPANY...........................................................................................6
         History..................................................................................................6
         Proposed Business of the Company.........................................................................6
         Industry Overview........................................................................................7
         Business Strategy........................................................................................7
         Sales and Marketing......................................................................................8
         Competition..............................................................................................9
         Limited Operating History................................................................................9
         Employees................................................................................................9
         Description of Property..................................................................................9
         Previous Stock Issuances of Company.....................................................................10
         Government Regulation...................................................................................10

MANAGEMENT OF COMPANY............................................................................................10
         Directors, Executive Officers and Key Employees.........................................................10
         Harry Miller............................................................................................10
         Compensation of Directors, Officers and Key Employees...................................................10

INDEMNIFICATION..................................................................................................10

STOCK OPTIONS....................................................................................................11

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT...................................................11
         Future Sales by Present Shareholders....................................................................11

DESCRIPTION OF SECURITIES........................................................................................11
         Shares..................................................................................................11
         Transfer Agent..........................................................................................12

SHARE CAPITAL STRUCTURE..........................................................................................12

MARKET INFORMATION...............................................................................................12

OFFERING.........................................................................................................13
         Offering Being Made by the Company......................................................................13
         Opportunity to Make Inquiries...........................................................................13
         Procedures for Prospective Investors....................................................................13

DEBT.............................................................................................................13

LITIGATION.......................................................................................................13

FINANCIAL STATEMENTS.............................................................................................14

                               PROSPECTUS SUMMARY

         The following summary information is qualified in its entirety by the detailed information and financial statements appearing elsewhere in the Prospectus.

THE OFFERING

Securities Offered:                 200,000 Shares (See "Description of
                                    Securities")

Offering  Price Per Share:          $ 0.05 per common share in the capital stock
                                    of the Company with a par value of $0.001 per share ("Share").

Offering:                           The Shares are being offered by the Company
                                    for a period not to exceed 36 days,
                                    commencing on the date of this Prospectus, on a Best Efforts basis. (See "Offering").

Net Proceeds:                       Approximately $10,000 (See "Use of
                                    Proceeds")

Use of Proceeds:                    Espresso Cart:                     $   6,150
                                    Offering Expenses:                 $     500
                                    General Corporate Purposes:        $   3,350
                                                                       ---------
                                    Total                              $ 10,000
                                                                       --------

Number of Shares of the
Common Stock Outstanding            Before the Offering:                 900,100
                                               Shares:                   200,000
                                                                      ----------
                                    After the Offering:                1,100,100

Risk Factors: The securities offered in this Prospectus involve a high degree of risk and immediate substantial dilution and should not be purchased by investors who cannot afford to lose their entire investment. Such risk factors include, among others, lack of operating history and limited resources, discretionary use of proceeds, no escrow of proceeds, and competition in selected area of business. (See "Risk Factors").


                         SELECTED FINANCIAL INFORMATION

BALANCE SHEET DATA:                 Inception to March 31, 2000 (Audited)

         Current Assets:                                       $ 2,067.00
         Other Assets:                                         $     0.00
         Total Assets:                                         $ 2,067.00
         Total Liabilities:                                    $ 2,500.00
         Accumulated Loss:                                    ($ 1,233.00)
         Shareholders Equity:                                 ($   433.00)

INCOME STATEMENT DATA:     Inception to March 31, 2000 (Audited)

         Total Income:                                         $     0.00
         Total Expenses:                                       ($1,233.00)
         Net Profit (Loss):                                   ($ 1,233.00)

                     (See Financial Statements - Schedule I)

                              AVAILABLE INFORMATION

The Company has filed with the United States Securities and Exchange Commission (the "Commission") a Registration Statement on Form SB-1, under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information contained in the Registration Statement. For further information regarding both the Company and the shares offered, reference is made to the Registration Statement, including all exhibits and schedules thereto, which may be inspected without charge at the public reference facilities of the Commission's Washington, D.C. office, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies may be obtained from the Washington, D.C. office upon request and payment of the prescribed fee.

We may elect not to file a Form 8-A or other Registration Statement under the Securities Exchange Act of 1934 and, therefore, will only be subject to Section 15(d) following the effective date, therefore the proxy rules, short-swing profits regulations, beneficial ownership reporting regulations and the bulk of the tender offer regulations will not apply to us.

We intend to furnish our stockholders with annual reports containing consolidated financial statements audited and reported upon by our independent accounting firm and such other periodic reports as we may determine to be appropriate or as may be required by law.

We are an electronic filer. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. The Commission's Web site address is (http://www.sec.gov).

As of the date of this Prospectus, we became subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, will file reports and other information with the Commission. Reports and other information filed by us with the Commission pursuant to the informational requirements of the Exchange Act will be available for inspection and copying at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: New York regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048; Chicago Regional Office, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material may be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

                           REPORTS TO SECURITY HOLDERS

Copies of our Annual, Quarterly and other Reports which will be filed by us with the Commission commencing with the Quarterly Report for the first quarter ended after the date of this Prospectus (due 45 days after the end of such quarter) will also be available upon request, without charge, by writing Medina Coffee, Inc., P.O. Box 741, Bellevue, Washington 98009.

                         INVESTOR SUITABILITY STANDARDS

The purchase of the Shares involves significant risks and is not a suitable investment for all potential investors.

For reasons described below and under "Risk Factors", the purchase of Shares should be considered appropriate only for "sophisticated investors" interested in a long term investment and not for resale. A prospective investor, in determining whether a Share is a suitable instrument, should consider carefully that there will be a limited number of Shares sold and that transferability of the underlying securities thereof may be limited for a time; no active public or secondary market will develop for the underlying securities. The offering price has been arbitrarily determined by the Company and bears no relationship to assets, earnings or other criteria of value. No assurance can be given that the securities underlying the Shares will have a market value or that they can be resold at this price if and when an active secondary market might exist.

The economic benefit of an investment in the Shares depends upon the ability of the Company to successfully implement its business plan. The accomplishment of this goal may depend upon, among other things, such investor's objectives and their ability to accept highly speculative risks, including the risk of total loss of his or her investment in the Shares. Purchase of the Shares is suitable only for persons of economic means who have adequate means of providing for their current needs, even if investment in the Shares results in a total loss. Accordingly, no investor should purchase Shares with funds which they may need to convert to cash and for which they cannot bear the risk of loss. The Company reserves the right to accept or reject any subscription to purchase Shares.

                        DELIVERY OF PROSPECTUS BY DEALERS

Until 90 days after the effective date of this Prospectus, all dealers effecting transactions in the registered shares, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition To the obligation of dealers to deliver a prospectus when acting as underwriters with respect to their unsold allotments or subscriptions.

                                  RISK FACTORS

THE PURCHASE OF THE SECURITIES BEING OFFERED BY THIS PROSPECTUS INVOLVES A HIGH DEGREE OF RISK TO THE INVESTORS AND SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. (SEE "RISK FACTORS" AND "DILUTION"). THE OFFERING PRICE HAS BEEN ARBITRARILY DETERMINED BY THE COMPANY BASED UPON WHAT IT BELIEVES PURCHASERS OF SUCH SPECULATIVE ISSUES WOULD BE WILLING TO PAY FOR THE SECURITIES OF THE COMPANY AND BEARS NO RELATIONSHIP WHATSOEVER TO ASSETS, EARNINGS, BOOK VALUE OR ANY OTHER ESTABLISHED CRITERIA OF VALUE.

Prior to investing in the Shares, a prospective investor should consider carefully the following risks and highly speculative factors which may affect the business of the Company. In analyzing this Offering, prospective investors should carefully consider, among other factors, the following:

Start-up or Development Stage Company

The Company has just commenced operations and it is considered a "start-up" or "development stage" company. The purchase of the securities offered in this Offering must be regarded as placing funds at a high risk in a new or "start-up" venture with all the unforseen costs, expenses, problems, and difficulties to which such ventures are subject. Furthermore, there can be no assurance that the Company's concept and products will be as well accepted in the Puget Sound markets or that the Company will be successful in selecting its initial market and kiosk site.

Dependent upon Offering - Insignificant Working Capital

The Company presently has limited working capital and its ability to continue its operations and operate as a going concern is wholly contingent upon the successful completion of this Offering and the receipt of the proceeds from the sale of its products. As of this date, the Company has generated minimal income from its operations, and there can be no assurance that any such income will be forthcoming in the future.

Reliance Upon Officers, Directors and Key Employees

The Company is wholly dependent, at present, upon the personal effects and abilities of its officers and directors. The Company will need to continue to attract and retain highly qualified people with the appropriate technical and management skills. (See Management).

Expected Losses

The Company expects to incur losses during its first year of operation. There can be no assurances that the Company will achieve profitability in the future, or, if so, as to the timing or amount thereof. (See Financial Statements and Business of the Company).

No Operating History

The Company was originally incorporated as Medina Copy, Inc. on October 4, 1999, in the State of Nevada. The Company has had no operational history since inception. The likelihood of success of the Company must be considered in light of the risks, expenses, difficulties and delays frequently encountered in connection with the operation and development of a business in its early stages. There is, therefore, nothing at this time upon which to base an assumption that the Company's business will prove successful, and there is no assurance that it will be able to operate profitably. (See Business of the Company).

Competition

The specialty coffee market is highly competitive. Some of the Company's competitors have greater financial and marketing resources and brand name recognition combined with a larger customer base than the Company. The Company will compete with a number of specialty coffee retailers including Starbuck's Coffee, SBC and Peet's Coffee & Tea as well as other lesser know companies. Nationally, coffee manufacturers such as Kraft, General Foods, Proctor and Gamble, and Nestle distribute coffee products in supermarkets and convenience stores, which may serve as substitutes for the Company's coffees and coffee drinks. The Company's coffee beverages compete directly against all restaurant and beverage outlets that serve coffee and a growing number of espresso stands, carts, and stores. The Company's whole bean coffees and its coffee beverages compete indirectly against all other coffees on the market. The Company believes that its customers choose among retailers primarily on the basis of product quality, service and convenience, and, to a lesser extent, on price. See "Business -- Competition."

Dependence on Single Product Line

Approximately two-thirds of the Company's revenue is derived from the sale of coffee beverages. Any significant health concerns with respect to coffee could result in decreased coffee consumption and have a material adverse effect on the Company.

Dependence on Third Party Coffee Suppliers

The Company does not intend to roast any of its own coffees. Instead, the Company envisions entering into periodic supply agreements with third parties. At this time the Company has no established supply relationships. The Company may be unable to enter into supply contracts with third parties to supply high quality roasted beans. There is no assurance that the Company will be able to establish a suitable supply relationship for roasted coffee or, if established, that such sources of supply would be able to provide the Company with the quantities or the quality of roasted beans that the Company requires. The inability of the Company to enter into a suitable supply agreement could have a material adverse effect on the Company.

Fluctuations in the Availability and Cost of Green Coffee

Any supplier from whom the Company might purchase coffee, is subject to volatility in the supply and price of green coffee beans. Although most coffee trades in the commodity market, coffee of the quality sought by the Company tends to trade on a negotiated basis at a substantial premium above commodity coffee pricing, depending upon the supply and demand at the time of purchase. Supply and price can be affected by many factors such as weather, politics and economics in the producing countries. At various times, organizations such as the International Coffee Organization and other groups such as the Association of Coffee Producing Countries have attempted to reach agreements or take actions that would cause prices to rise.

Coffee prices are extremely volatile. The Company believes that increases in the cost of its purchased coffee can, to a certain extent, be passed through to its customers in the form of higher prices for beans and beverages sold in the Company's espresso carts. The Company believes that its customers will accept reasonable price increases made necessary by increased costs. The Company's ability to raise prices, however, may be limited by competitive pressures if other major specialty coffee retailers do not raise prices in response to increased coffee prices. The Company's inability to pass through higher coffee prices in the form of higher retail prices for beans and beverages could have a material adverse effect on the Company. Alternatively, if coffee prices remain too low, there could be adverse impacts on the level of supply and quality of coffees available from producing countries, which could have a material adverse effect on the Company.

Government Regulation

The food service industry is subject to extensive federal, state and local government regulation relating to the development and operation of food service outlets, including laws and regulations relating to building and seating requirements, the preparation and sale of food, cleanliness, safety in the workplace, accommodations for the disabled and the Company's relationship with its employees, such as minimum wage requirements, anti-discrimination laws, overtime and working conditions and citizenship requirements. The failure to obtain or retain necessary food licenses, substantial increases in the minimum wage or substantial increases in payroll taxes to fund mandatory health-care or employee benefit programs could have a material adverse effect on the Company.

Conflicts of Interests

Management of the Company may devote time to other companies or projects which may compete, directly or indirectly, with the Company. An attempt will be made with regard to any conflicts of interest between the Company and management to resolve such conflicts in favor of the Company. Persons considering the purchase of securities pursuant to this Offering must appreciate that they will be required to rely on the judgment of these individuals in resolving such conflicts as they may arise.

Continued Control by Management

Following completion of this offering, the directors and officers of the Company will beneficially own, in the aggregate, approximately 82% of the outstanding Common Stock. As a result, such persons may as a practical matter be able to delay or prevent a change of control of the Company that is favored by the other stockholders and may be able to effect many fundamental corporate changes such as amendment of the Company's Restated Articles of Incorporation (the "Articles") and the election of directors. See "Management" and "Principal and Selling Stockholders."

No Firm Placement or Underwriting

No one has guaranteed the purchase or sale of the Shares and underlying securities offered hereby. The Shares are being offered directly by management of the Company for a period not to exceed 36 days, commencing on the date of this Prospectus, on a "Best Efforts" basis. (See Offering)

Dividend Policy

The Company has never paid a cash dividend on its common shares nor will they in the foreseeable future. Accordingly, investors who anticipate the need for immediate income from their investments by way of cash dividends should refrain from purchasing any of the securities offered hereby.

Arbitrary Offering Price

The offering price of the Shares has been arbitrarily determined by the Company based upon what it believes purchasers of such speculative issues would be willing to pay for the Shares of the Company and does not necessarily bear any material relationship to book value, par value, or any other established criterion of value. (See Plan of Distribution)

Possible Depressive Effect of Future Sales by Present Shareholders

The  Company  currently  has  900,100  shares of the  common  stock  issued  and outstanding, all of which have not been registered with the Securities and Exchange Commission or any state securities agency and of which all 900,100 shares are currently restricted pursuant to Rule 144 promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended. Rule 144 provides, in essence, that a person holding restricted securities for one year from the date the securities were bought from the Company, or an affiliate of the Company, and fully paid, may sell limited quantities of the securities to the public without registration, provided there shall be available adequate current public information with respect to the Company. Such information shall be deemed to be available if the Company is current in filing its reports with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1933, as amended, or for a non-reporting issuer, current information available about the Company covering all items contained in the Company's original 15c2-11 - Information and Disclosure Statement including financial statements for the last two years. Sales of securities held for one year of an affiliate are limited to one percent of the total outstanding shares of the Company during the three months preceding the sale. An "affiliate" is defined, for the purposes of Rule 144, as a person who directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. Further, the securities must be sold in brokers transactions within the meaning of Rule 144. Pursuant to Rule 144, such securities held by non-affiliates for more than one year may be sold without reference to the current public information of broker transaction requirements, or the one percent selling limitation. None of the current outstanding restricted shares of the Company are available for resale pursuant to Rule 144.

The sale of some or all of the currently restricted shares of common stock of the Company could have a material negative impact upon the market price, if any, of the Shares and underlying securities. (See "Market Information" and "Security Ownership of Certain Beneficial Owners and Management".)

No Trading Market for Company's Common Stock

There is no trading market for the Company's Common Stock at present and there has been no trading market to date. Management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the aftermarket for the Company's securities. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue. (See Market Information)

Risks of Low-Priced Stocks

Securities which trade below $5.00 per share are subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a "penny stock" (generally, any non-NASDAQ equity security that has a market price of less than $5.00 per share, subject to certain exceptions). Such rules require the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith, and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally defined as an investor with a net worth in excess of $1,000,000 or annual income exceeding $200,000, $300,000 together with a spouse). For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. The broker-dealer also must disclose the commissions payable to the broker-dealer, current bid and offer quotations for the penny stock and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Such information must be provided to the customer orally or in writing prior to effecting the transaction and in writing before or with the customer confirmation. Monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. The additional burdens imposed upon broker-dealers by such requirements may discourage them from effecting transactions in the securities underlying the Shares, which could severely limit the liquidity of the securities underlying the Shares and the ability of purchasers in this Offering to sell the securities underlying the Shares in the secondary market.

Possible Use of Debt Financing

There are currently no limitations relating to the Company's ability to borrow funds to increase the amount of capital available to the Company to finance the operations of its business. The amount and nature of any borrowing by the Company will depend on numerous considerations, including the Company's capital requirements, the Company's perceived ability to meet debt service on any such borrowing and the then prevailing conditions in the financial markets, as well as general economic conditions. There can be no assurance that debt financing, if required or otherwise sought, would be available on terms deemed to be commercially acceptable and in the best interests of the Company. The inability of the Company to borrow funds required to effect its business plan, may have a material adverse effect on the Company's financial condition and future prospects. Additionally, to the extent that debt funding ultimately proves to be available, any borrowing may subject the Company to various risks traditionally associated with incurring of indebtedness, including the risks of interest rate fluctuations and insufficiency of cash flow to pay principal and interest.

Year 2000

The Year 2000 issue arises due to computer programs using two digits rather than four to define an applicable year. Computer programs may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations leading to disruptions in the Company's operations. If the Company or its significant customers or suppliers fail to adequately address the Year 2000 issue, such failure could have an adverse impact on the Company's ability to operate its business.

The Company intends to review and, if necessary, correct Year 2000 issues identified in all of the operations it acquires. This includes software utilized in financial and operational computer systems, impact on manufacturing plants and building facilities. The Company also intends to investigate the Year 2000 capabilities of suppliers, customers and other external entities, and developing contingency plans where necessary.


                                 USE OF PROCEEDS

The Company estimates that the net proceeds from this Offering will be approximately $ 9,500, after deducting the Offering expenses including legal and accounting fees payable by the Company. It is anticipated such proceeds will be sufficient to proceed with the initial proposed projects of the Company. The net proceeds of this Offering will be deposited immediately into the Company's corporate account to be utilized as follows:

                           Acquisition of Espresso Cart:      $ 6,150
                           General Corporate Purposes:        $ 3,350
                                                              -------
                           Total                              $ 9,500
                                                              -------

While the Company currently intends to utilize the proceeds of this Offering substantially in the matter set forth above, the Company reserves the right to change such use if, in the judgment of the Board of Directors, such changes are advisable.


                                    DILUTION

Prior to this Offering and as of March 31, 2000, the Company had a total of 900,100 shares issued and outstanding and, a net tangible book value of ($433.00) or $ 0.0004 per share. Net tangible book value per share represents the amount of the Company's tangible assets, less total liabilities, divided by the number of shares of the common stock of the Company outstanding. Without taking into account any further adjustments in net tangible book value other than to give effect to the sale of the 200,000 Shares offered hereby (after deduction of Offering expenses) the pro forma net tangible book value of the Company at March 31, 2000, would have been $ 12,067 or $ 0.01 per share of the common stock of the Company representing an increase in net tangible book value to existing shareholders of $ 0.01 per share and a dilution of $ 0.04 per share to new investors.

        Public offering price per Share:                               $ 0.050
        Net tangible book value, per share, before Offering (1):       $ 0.0004
        Pro forma net tangible book value per share after Offering (2):$ 0.010
        Increase per share attributable to new investors:              $ 0.010
        Dilution per share to new investors (3):                       $ 0.040

         Note:
1. "Net tangible book value per share" is determined by dividing the number of shares of common stock outstanding into the net tangible book value of the Company (tangible assets less total liabilities).
2. Since there can be no assurances as to how many, if any Shares will be sold, the pro forma net tangible book value per share may vary from that set forth above after the Offering.
3. "Dilution" means the difference between the public offering price per share and the net tangible book value per share of common stock after giving effect to the Offering.

Each of the current shareholders of the Company paid $ 0.002 per share for 900,100 shares of common stock of the Company currently outstanding compared to the offering price of $ 0.05 per Share deemed to be paid by investors in this offering.


                             BUSINESS OF THE COMPANY

History

Medina Coffee, Inc. was originally incorporated in the State of Nevada on October 4, 1999 under the name Medina Copy, Inc. The Company immediately changed its name to Medina Coffee, Inc. on October 6, 1999. Prior to October 1999, the Company has never conducted business. The principal address of the Company is P.O. Box 741, Bellevue, Washington 98009.

The Company is in the development stage, being a company that is in the early stages of starting an espresso cart business for the distribution of coffee and coffee related products.

Proposed Business of the Company

The Company is a development-stage company which was founded for the purpose of building a retail premium coffee business that sells premium quality coffee drinks through Company-owned and operated retail espresso carts. The Company's objective is to establish itself as the leading purveyor of premium espresso carts in the Puget Sound Area, a market that Management is not fully exploited at the current time.

Industry Overview

The specialty coffee retail business in the United States is growing rapidly and is disproportionately concentrated in the Pacific Northwest, particularly Washington and Oregon. Industry sources estimate that total retail sales of specialty coffee through all distribution channels will grow to $5.0 billion by 1999 from an estimated $1.5 billion in 1989 and that coffee cafes, including espresso carts and kiosks, will be the fastest growing distribution channel. It is estimated that the number of coffee cafes, espresso bars and espresso carts will increase from approximately 3,000 in 1995 to approximately 10,000 by 1999. Even at 10,000 units, the market remains far from saturated. One publicly traded specialty coffee retailer has estimated the potential market for specialty coffee cafes in the United States alone at 40,000 units.

Industry observers suggest that several factors underlie the recent increase in demand for specialty coffees, which are made from superior beans roasted to specifications that produce coffee with more flavor and consumer appeal. A high proportion of consumers in the United States now recognize and appreciate the difference in quality between instant and canned coffees and specialty coffees. Industry sources estimate that approximately 31.0% of all coffee consumed in the United States in 1995 was specialty coffee, an increase from approximately 3.6% in 1983.

Another factor leading to the increase in specialty coffee consumption is the growing popularity of specialized coffee beverages in which coffee or espresso is combined with steamed milk to produce lattes, cappuccinos and similar beverages. These specialty coffee beverages are typically served in restaurants and coffee houses using sophisticated, high-pressure machines. The rapid expansion of Starbucks and other specialty coffee houses nationwide has also contributed to greater consumer awareness and appreciation of specialty coffee.

In addition to increased consumer awareness and appreciation of specialty coffee, the rapid growth in the specialty coffee retail business has been attributed to an increased desire by consumers for a small indulgence. Specialty coffee beverages and complementary products offered in a pleasant environment provide consumers the opportunity to enjoy that small indulgence. Industry observers have also noted that the increasing number of people seeking a non-alcoholic locale where they can go as an alternative to home and work is contributing to the popularity of specialty coffee houses.

Business Strategy

The Company will offer only the highest-quality coffee, at the same time providing the service as quickly as possible, realizing the demand for coffee drinks to people on the go. All types of espresso coffee drinks will be served, including iced coffee drinks and various types of premium blended and ground coffee.

The Company will sell its specialty coffees through company-owned and operated espresso carts. The small size of the carts, approximately four feet long, three feet deep and four feet high, enable the espresso carts to be located in non-traditional, key intercept market locations. The low cost and ease of relocation of these espresso carts, enables a short lead time from the setup to the delivery of coffee drinks to the customer.

Standard equipment in an espresso cart includes a two-group espresso machine, two espresso grinders, a coffee brewer, blender, and cash register, and display rack for baked goods and other non-coffee items. The basic espresso cart will be finished in an upscale design.

Espresso carts located within or outside downtown buildings will likely be open from 8 a.m. to 6 p.m. five days per week. Other espresso carts, those located in shopping centers or transportation terminals, for example, will likely be open to 9 p.m. or later, seven day per week. The typical staff per retail espresso cart will consist of one full-time full-time employee. Each employee will be trained to be knowledgeable about premium gourmet coffee. Espresso cart operations will be service driven, with emphasis on personalized service while providing a quality product to the customer.

The espresso cart design will be upscale, emphasizing Medina Coffee, Inc. branding and style. The espresso cart design will reflect the Company's principle position, of that of a local coffee company, representing the feel and the attitude of the Puget Sound and the Pacific West Coast. The espresso carts are intended to be billboards themselves as the Company opens new locations. Point of sale signage, custom bags, boxes, cups, gift sets, products and literature with the Company's distinctive name and logo are intended to increase name awareness and to portray the Company's image in terms of color, layout, typeface, wording, graphics and display.

The cost of building and equipping an espresso cart have been estimated as follows:

         Cost to acquire an espresso cart                             $   3,000
         One group espresso machines                                        400
         One express grinders - $350 each                                   350
         One coffee brewer                                                  100
         One blender                                                        100
         One cash register (ii)                                           1,000
         Two display racks - $100 each                                      200
         Miscellaneous                                                    1,000
                                                                       --------
                           Total cost                                 $   6,150
                                                                       ========

The Company has also considered renting rather than purchasing such items as the espresso cart, espresso machines, espresso grinders, and the cash registrar.

The Company's business strategy is as follows.

          ----------------------------------------------------------------------

             1. The Company will undertake an analysis marketing and demographic research to select store sites acceptable espresso cart locations. This will entail communicating with landlords of office buildings, meeting with managers of transportation terminals and sporting facilities to determine ideal locations for the installation of espresso carts.
          ----------------------------------------------------------------------


             2. Design and outfit first "test" espresso cart including merchandising sales material.
          ----------------------------------------------------------------------

             3. Open first espresso cart site. The Company will focus on the best way ensure that each espresso cart provides a consistent quality product and a superior level of customer service. This experience obtained in running this first espresso cart will serve as the basis for the Company's operations procedural manual and as part of its marketing program as the Company strives for increased exposure in the community.
          ----------------------------------------------------------------------
             4. Evaluate the operating success of the first espresso cart and fine tune operation procedures and future growth plans. Determine the number of feasible locations in which espresso carts will be placed. Depending upon the amount of capital resources available to it, during the next 12 months the Company anticipates opening up to twenty additional expreso carts in the Bellevue, Medina and Seattle area. This number may not be realistic as it may not be possible to fund all new espresso carts with funds generated from sales. Therefore the Company will have to give consideration to either debt financing or issuing more of its common stock.
          ----------------------------------------------------------------------


The Company's plans will require substantial capital investment. Management of the Company estimates it will need a minimum of $ 200,000 over the next twelve months to implement its business strategy. The Company intends to pay for its expansion using cash generated from sales of operating espresso carts, capital stock, notes and/or assumption of indebtedness. There can be no assurance, however, that such financing will be available on terms satisfactory to the Company, if at all. Failure by the Company to obtain sufficient additional capital in the future will limit or eliminate the Company's ability to implement its business strategy. Future debt financings, if available, may result in increased interest and amortization expense, increased leverage, decreased income available to fund further acquisitions and expansion, and may limit the Company's ability to withstand competitive pressures and render the Company more vulnerable to economic downturns. Future equity financings may dilute the equity interest of existing stockholders.

Sales and Marketing

The Company will identify the highest-visibility, highest-foot traffic key market intercept locations and acquire them where possible. The small size of the espresso carts and their free-standing nature enable the espresso carts to be installed in non-traditional locations. In many cases, the locations sought by the Company are atriums and lobbies, anchored by vacant nooks, crannies, or corners; and, as a result, the locations are not presently occupied, nor do retailers regard them as location opportunities in general.
                                       8

The Company's initial focus will be key market intercept locations within the retail malls that anchor the commercial high-rises in the business core of Medina Bellevue, and Seattle. The Company has estimated the cost of acquiring a good location will be approximately $3,000 per espresso cart or a monthly royalty at 5% of the espresso carts' sales. Expanding revenue in a non-traditional location, where revenue is not currently being generated, will create a "win-win" solution for both parties.

Competition

The coffee market is highly competitive in that there are number coffee houses throughout the Puget Sound. Such names as Starbucks Coffee, SBC, Peet's Coffee and Tea and Tully's are household names in Seattle and surrounding area and command a great following. In addition, every restaurant serves coffee, theaters, sports facilities, hotels often provide free coffee in each of its guest rooms and nearly every office offers coffee to visitors while they either wait or are in a meeting.

To compete against the well such known names of Starbucks Coffee and SBC will be difficult for the Company since these companies have a strong following of coffee drinkers and can offer, in the majority of cases, a place for their customers to sit while enjoying their coffee. In addition, they offer a wide variety of coffee drinks to satisfy every coffee taste. The Company will be limited in the number of different coffee drinks it can offer.

Against smaller, localized operators, the Company will compete on the basis of location, specialization, quality service, branding and professional management, while taking advantage of Puget Sound resident's loyalty to their city and their affinity to support local companies. There can be no assurance that the Company will be able to establish itself in the Puget Sound coffee market by building a solid customer base.

Management believes there are certain areas within each city which are important to the Company's development and marketing due to their demographics, visibility and/or population density. These areas are primary Company targets for its new retail store. Industry competitors often target the same areas for similar reasons. The Company intends to open its new retail stores in these areas, even if it means being across the street or in the same office building as a competitor.

The Company faces intense competition for a suitable new store site and for qualified personnel to operate its proposed store. There can be no assurance that the Company will be able to continue to secure a site at acceptable rent levels or that the Company will be able to attract a sufficient number of qualified workers. The Company's proposed wholesale and office coffee service businesses also face significant competition from established wholesale and mail order suppliers, many of whom have greater financial and marketing resources than the Company.

Limited Operating History

The Company since its inception has never conducted any line of business. The Company has no operating history and, accordingly, there is only a limited basis on which to evaluate the Company's prospects for achieving its intended business objectives. To date the Company's activities have been limited to organizational activities and this Offering. The Company has limited resources and minimal revenues to date.

Employees

As at June 23, 2000, the Company did not have any employees either part time or full time. Mr. Harry Miller, the executive officer of the Company is involved in the affairs of the Company as required. He is not employed full time by the Company. Nevertheless, he was responsible for incorporating the Company, developing the Company's coffee concept, engaging the services of professionals to assist in the development of the Company, prepare documents as required and undertake other duties which are normally the responsibility of the executive officers of company. The Company is not a party to any employment contracts or collective bargaining agreements. The Company does not believe it will have problems in attracting suitable employees. The Bellevue area has a relatively large pool of people experienced in food preparation and dealing with customers. In addition, there is no lack of people who have experience in general office duties.

Description of Property

The Company neither owns or leases any real property. At present, offices are provided at no cost to the Company by Mr. Harry Miller the President and Chief Executive Officer of the Company. This arrangement is expected to continue until such time as the Company becomes involved in a business venture which necessitates its relocation, as to which no assurances can be given. The Company has no agreements with respect to the maintenance or future acquisition of office or coffee outlet facilities.

Previous Stock Issuances of Company

The Company issued 900,100 shares in the common stock of the Company at a purchase price of $ 0.002 per share on October 5, 1999, to Mr. Harry Miller the founder of the Company.

Government Regulation

The Company is subject to the general laws and regulations relating to the food service industry. There are no specific laws or regulations that govern the coffee industry as a whole, or coffee retailers specifically, that are materially different than other retail or wholesale food businesses.


                              MANAGEMENT OF COMPANY

Directors, Executive Officers and Key Employees

The names, ages and respective positions of the current directors, executive officers and key employees of the Company are:

Name              Age            Position

Harry Miller      65             President, Chief Executive Officer, Secretary,
                                                           Treasurer & Director

The Company intends to recruit and appoint additional directors and officers as needed who have the requisite complement of skills to successfully implement the mandate of the Company. Currently the Company has no employees other than those cited above. The Company will recruit employees as the Company grows and develops.

Harry Miller, is the President, Chief Executive Officer, Secretary and Treasurer of the Company. Mr. Miller brings years of experience in starting new enterprises having spent the last thirty years in the founding of many companies that subsequently raised capital via a public distribution. Most of these companies were in the medical products and health care industries. In the past he has served in many capacities including President, Chief Financial Officer and Director. Mr. Miller has been semi-retired over the past five years.

The term of office of each director is one year or until his successor is elected at the annual meeting of the Company and qualified. The term of office for each officer of the Company is at the pleasure of the Board of Directors. The Board of Directors has no nominating, auditing or compensation committee. There are no arrangements or understandings between any of the officers or directors and any other persons pursuant to which such officer or director was selected as an officer or director.

Compensation of Directors, Officers and Key Employees

Directors are permitted to receive fixed fees and other compensation for their services as directors, as determined by the Board of Directors. No amounts have been paid to directors of the Company in such capacity.


                                 INDEMNIFICATION

The Company will indemnify a director or officer of the Company against all costs, charges and expenses (including an amount paid to settle an action or satisfy a judgment) reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Company provided he acted honestly and in good faith with a view to the best interests of the Company and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions. The Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.


                                  STOCK OPTIONS

There are no outstanding options. It is the intention of the Board of Directors to grant stock options to directors, officers and future employees at some time in the future. At the present time no consideration has been given to the granting of stock options.


         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the Common Stock ownership as of June 23, 2000 of each officer, director, promoter, or shareholder who is known to the Company as management or to be the beneficial owner or more than ten percent of the Company's Common Stock.



Name and Address                 Amount and Nature of                    Percent of Class
of Beneficial Owner            Beneficial Ownership (1)                Before Offering After Offering (2)
---------------------- --------------------------------------- --------------------------------------

Harry Miller (3)                      900,100                                100%/82%
Bellevue, WA            (Restricted securities as defined in
                            the Securities Act of 1933)
---------------------- --------------------------------------- --------------------------------------
Notes:

1. Unless otherwise indicated, the named party is believed to have sole investment and voting control of the shares set forth in the above table.
2.   Assuming  all  200,000  Shares are sold.
3.   Mr. Miller does not intend to purchase up shares under this Offering.

Future Sales by Present Shareholders

The  Company  currently  has  900,100  shares of the  common  stock  issued  and outstanding, all of which have not been registered with the Securities and Exchange Commission or any state securities agency and of which all 900,100 shares are currently restricted pursuant to Rule 144 promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended. Under Rule 144, as currently in effect, subject to the satisfaction of certain other conditions, a person, including an affiliate of the Company (or persons whose shares are aggregated), who has owned restricted shares beneficially for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class or, if the shares are quoted on an exchange or NASDAQ, the average weekly trading volume during the four calendar weeks preceding the sale. A person who has not been an affiliate of the Company for at least three months immediately preceding the sale and who has beneficially owned the shares to be sold for at least one year is entitled to sell such shares under Rule 144 without regard to any of the limitations described above. No prediction can be made as to the effect, if any, that sales of such shares or the availability of such shares for sale will have on the market prices for shares of the Company prevailing from time to time. Nevertheless, the sale of substantial amounts of shares in the public market would likely adversely affect prevailing market prices for the Company's shares and could impair the Company's ability to raise capital through the sale of its equity securities. None of the current outstanding restricted shares of the Company are available for resale pursuant to Rule 144.


                            DESCRIPTION OF SECURITIES

Shares

The Company is authorized to issue 50,000,000 shares of common stock, par value $0.001 per share. The Company has no other classes of stock. As of June 23, 2000, the Company had outstanding 900,100 shares of common stock. All shares of the common stock are equal to each other with respect to voting, and dividend rights, and subject to the rights of the preferred shareholders described below, are equal to each other with respect to liquidation rights.

Special meetings of the Shareholders may be called by the President or Board of Directors of the Company, or upon the request of holders of at least ten percent of the outstanding voting shares. Holders of shares of the common stock are entitled to one vote at any meeting of the Shareholders for each share of the common stock they own as of the record date fixed by the Board of Directors. At any meeting of Shareholders, a quorum consists of one-third of the outstanding shares of the common stock of the Company entitled to vote, represented in person or by proxy. A vote of the majority of the shares of the common stock represented at a meeting will govern, even if this is substantially less than a majority of the shares of the common stock outstanding.

There are no conversion, pre-emptive or other subscription rights or privileges with respect to any share. Reference is made to the Certificate of Incorporation and Bylaws of the Company as well as to the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of shares in the capital stock of the Company. It should be noted that the Bylaws may be amended by the Board of Directors without notice to the Shareholders.

Non-Cumulative Voting. The shares of the common stock of the Company do not have cumulative voting rights, which means that the holders of more than fifty percent of the shares of the common stock voting for election of directors may elect all the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent will not be able to elect directors.

Dividends. The payment of dividends by the Company, if any, in the future, rests within the discretion of its Board of Directors and will depend, among other things, upon the Company's earnings, its capital requirements and its financial condition, as well as other relevant factors. The Company has not paid a cash or stock dividend and does not anticipate paying any cash or stock dividends in the foreseeable future. (See Risk Factors).

Transfer Agent

The Company has appointed Nevada Agency & Trust Co., 50 West Liberty Street, Suite 880, Reno, Nevada 89501 as transfer agent for the Company's shares of the common stock.


                             SHARE CAPITAL STRUCTURE

The following table shows the authorized and issued securities of the Company as of June 23, 2000, and what the amount outstanding is expected to be on the completion of this Offering if all the Shares being offered are sold.

                                                                                          Amount to be outstanding if
                                   Amount authorized or to     Amount outstanding as of   all Shares being issued are
    Designation of security             be authorized               June 23, 2000                     sold
--------------------------------- --------------------------- --------------------------- -----------------------------

shares of the common stock,               50,000,000                   900,100                     1,100,100
$0.001 par value
--------------------------------- --------------------------- --------------------------- -----------------------------



                               MARKET INFORMATION

No public market has been established for the Common Stock of the Company. There are at present no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in the Company's securities. There is no assurance that a trading market will ever develop for the Common Stock of the Company or, if such a market does develop, that it will continue. Upon completion of this offering, we will have 1,100,100 shares of Common Stock outstanding, assuming all 200,000 shares offered are sold. After the offering, 200,000 of the 1,100,00 shares of common will be immediately tradeable without restriction under the Securities Act of 1933, except for any shares purchased by an "affiliate" of ours, as that term is defined in the Securities Act. Affiliates will be subject to the resale limitations of Rule 144 under the Securities Act.

No dividends have been paid to date and none is expected to be paid in the foreseeable future.

                                    OFFERING

Offering Being Made by the Company

The Company is offering up to 200,000 Shares to the public, at a price of $ 0.05 per Share, payable to the Company against delivery of certificates representing the Shares through management. The Offering price was arbitrarily determined by management. The Offering is not subject to a minimum subscription level.

The Shares offered by the Company are subject to prior sale and subject to approval of certain legal matters by legal counsel of the Company. The Company reserves the right to reject any offer in whole or in part, for any reason.

Opportunity to Make Inquiries

The Company will make available to each offeree, prior to any sale of Shares, the opportunity to (1) ask questions of and receive answers from the Company concerning any aspect of the investment and (2) obtain any additional information necessary to verify the accuracy of the information contained in this Prospectus, to the extent the Company possesses such information or can acquire it without unreasonable effort or expense.

Procedures for Prospective Investors

Each investor purchasing any of the Shares offered hereby will be required to execute a Subscription Agreement and Investor Questionnaire, which, among other provisions, will contain representations as to the investor's qualifications to purchase the Shares and the investor's ability to evaluate and bear the risk of an investment in the Company, and will contain an acknowledgment of the receipt of the Prospectus and an opportunity to make inquiries and obtain additional information.


                                      DEBT

The debt position of the Company, on a consolidated basis, as of March 31, 2000, is as follows:

   ----------------------------------- ----------------------------- ------------------------- -------------------------

               Column 1                          Column 2                    Column 3                  Column 4
   ----------------------------------- ----------------------------- ------------------------- -------------------------

                       Amount of Debt as of Interest Rate
             Nature of Debt                   March 31, 2000                 on Debt              Repayment Schedule
   ----------------------------------- ----------------------------- ------------------------- -------------------------

   Promissory Note - owed to Harry                 $ 500                        0%                     On Demand
   Miller
   ----------------------------------- ----------------------------- ------------------------- -------------------------

   Accounts Payable                               $2,000                        0%                     Monthly
   ----------------------------------- ----------------------------- ------------------------- -------------------------


                                   LITIGATION

The Company is not a party to any litigation and, to the best of its knowledge, none is threatened or anticipated.

                              FINANCIAL STATEMENTS







                               MEDINA COFFEE, INC.
                          (FORMERLY MEDINA COPY, INC.)
                          (A DEVELOPMENT STAGE COMPANY)


                              FINANCIAL STATEMENTS
                                 March 31, 2000
                                December 31, 1999

                                TABLE OF CONTENTS


                                                                 PAGE

INDEPENDENT AUDITORS' REPORT ......................................1

BALANCE SHEET......................................................2

STATEMENT OF OPERATIONS ...........................................3

STATEMENT OF STOCKHOLDERS EQUITY ..................................4

STATEMENT OF CASH FLOWS ...........................................5

NOTES TO FINANCIAL STATEMENTS ...................................6-7

                                                         BARRY L. FRIEDMAN, P.C.
                                                     Certified Public Accountant

   1582 TULITA DRIVE                                       OFFICE (702) 361-8414
   LAS VEGAS, NEVADA 89                                   FAX NO. (702) 896-0278

                          INDEPENDENT AUDITORS' REPORT

   Board of Directors                                             April 28, 2000
   Medina Coffee, Inc.
   Bellevue, Washington


         I have audited the accompanying Balance Sheets of Medina Coffee, Inc., (Formerly Medina Copy, Inc.), ( A Development Stage Company), as of March 31, 2000, and December 31, 1999, and the related Statements of Operations, Stockholders' Equity and Cash Flows for the period January 1, 2000, to March 31, 2000, and October 4, 1999, (inception) to December 31, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.
         I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.
         In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Medina Coffee, Inc., (Formerly Medina Copy, Inc.), ( A Development Stage Company), as of March 31, 2000, and December 31, 1999, and the results of its operations and cash flows for the period January 1, 2000, to March 31, 2000, and October 4, 1999, (inception) to December 31, 1999, in conformity with generally accepted accounting principles.
         The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #4 to the financial statements, the Company has no operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note #4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


   /s/ Barry L. Friedman /s/
   Barry L. Friedman
   Certified Public Accountant

                               MEDINA COFFEE, INC.
                          (FORMERLY MEDINA COPY, INC.)
                          (A Development Stage Company)

                                  BALANCE SHEET



                                     ASSETS

                                                                       March            December
                                                                       31, 2000         31, 1999

   CURRENT ASSETS:
            Cash                                                      $    2,067       $    2,800
                                                                      ----------       ----------

            TOTAL CURRENT ASSETS                                      $    2,067       $    2,800
                                                                      ----------       ----------

   OTHER ASSETS:                                                      $        0       $        0
                                                                      ----------       ----------

            TOTAL OTHER ASSETS                                        $        0       $        0
                                                                      ----------       ----------

            TOTAL ASSETS                                              $    2,067       $    2,800
                                                                      ----------       ----------


                LIABILITIES AND STOCKHOLDERS' EQUITY


   CURRENT LIABILITIES:
            Officers Notes Payable (Note #6)                          $      500        $   1,000
                                                                      ----------         --------
            Accounts Payable                                               2,000            1,000
                                                                      ----------         --------

            TOTAL CURRENT
               LIABILITIES                                            $    2,500         $  2,000
                                                                       ---------         --------

   STOCKHOLDERS' EQUITY:

            Common stock, $.001 par value,
            authorized 100,000,000 shares;
            issued and outstanding at
            December 31, 1999- 900,100 shares                          $    900          $    900
            March 31, 2000 - 900,100 shares

            Additional paid in Capital                                       900              900

            Deficit accumulated during
            the development stage                                         (2,233)          (1,000)

            TOTAL STOCKHOLDERS' EQUITY                               ($      433)       $     800
                                                                      ----------        ---------

   TOTAL LIABILITIES AND
   STOCKHOLDERS' EQUITY                                               $    2,067        $   2,800
                                                                      ----------        ---------
   The accompanying notes are an integral part of these financial statements



                                             MEDINA COFFEE, INC.
                                        (FORMERLY MEDINA COPY, INC.)
                                       (A Development Stage Company)

                                         STATEMENT OF OPERATIONS


                                                   Jan.   1,            Oct. 4,        Oct. 4, 1999
                                                   2000 to,            1999, to         (inception)
                                                   Mar.  31            Dec. 31,         to Mar. 31,
                                                     2000                1999             2000
                                                   --------            ---------        ----------

       INCOME:
                Revenue                            $        0           $       0        $        0
                                                   ----------          ----------       -----------

       EXPENSES:
                General and
                Administrative                     $    1,233           $       0        $    1,233
                Amortization                                0               1,000             1,000
                                                   ----------          ----------       -----------

                   Total Expenses                  $    1,233           $   1,000        $    2,233
                                                   ----------          ----------       -----------

       Net Loss                                    ($   1,233)         ($   1,000)      ($    2,233)
                                                   -----------         ----------       -----------

       Net Loss
       per share-
       Basic and diluted                           ($  0.0017)         ($  0.0011)      ($   0.0028)
                                                   ----------          ----------       -----------

       Weighted average
       number of common
       shares outstanding                             900,100             900,100           900,100
                                                   ----------          ----------       -----------



The accompanying notes are an integral part of these financial statements



                                                          MEDINA COFFEE, INC.
                                                     (FORMERLY MEDINA COPY, INC.)
                                                    (A Development Stage Company)

                                             STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY



                                                                                                          Deficit
                                                       Common Stock                                     accumulated
                                                       ------------                 Additional             during
                                                    Shares           Amount       paid-in capital    development stage
                                                  ----------       ----------     ---------------    -----------------
   October 4, 1999
   issued for cash                                   900,100            $ 900                $900     $            0

   Net loss, October 4, 1999 (inception)
   to December 31, 1999
                                                                                                     ($        1,000)
                                                  ----------       ----------     ---------------    ---------------

   Balance
   December 31, 1999                                 900,100            $ 900                $900    ($        1,000)

   Net loss January 1, to March 31, 2000
                                                                                                     ($        1,233)
                                                  ----------       ----------     ---------------    ---------------

   Balance
   March 31, 2000                                    900,100            $ 900                $900    ($        2,233
                                                  ==========        =========     ===============     ==============



The accompanying notes are an integral part of these financial statements



                                                    MEDINA COFFEE, INC.
                                              (FORMERLY MEDINA COPY, INC.)
                                             (A Development Stage Company)

                                               STATEMENT OF CASH FLOWS


                                                                                   Oct. 4, 1999
                                             Jan. 1, 1999 to      Oct. 4, 1999,   (inception) to
                                               Mar. 31, 2000    to Dec. 31, 1999   Mar. 31, 2000
                                            ----------------    ----------------   --------------

Cash Flows from
Operating Activities:

       Net Loss                                      ($1,233)          ($1,000)         ($2,233)

       Amortization                                        0             1,000            1,000

Changes in assets and liabilities


         Increase in current
                      liabilities:                     1,000             1,000            2,000



Cash Flows from Investing activities:
                                                           0                 0                0

       Organizational Costs                                0            (1,000)          (1,000)

Cash Flows from Financing Activities:


     Officers Notes Payable                             (500)            1,000              500

     Issuance of common stock for cash                     0             1,800            1,800
                                            ----------------    ----------------   --------------
Net increase/decrease in cash                          ($733)        $   2,800        $   2,067

Cash, Beginning of period                              2,800                 0                0
                                            ----------------    ----------------   --------------
Cash, End of period                             $      2,067         $   2,800       $   2,067
                                            ================    ================   ==============




The accompanying notes are an integral part of these financial statements




                               MEDINA COFFEE, INC.
                          (FORMERLY MEDINA COPY, INC.)
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS
                      March 31, 2000, and December 31, 1999

NOTE 1 - History and Organization of the Company

       The Company was organized October 4, 1999, under the laws of the State of Nevada as Medina Copy, Inc. The Company currently has no operations and, in accordance with SFAS #7, is considered a development stage company.

       On October 4, 1999, the Company issued 900,100 shares of it's $.001 par value common stock for cash of $ 1,800.

       On October 6, 1999, the Company changed it's name to Medina Coffee, Inc.

NOTE 2 - Accounting Policies and Procedures

       The Company has not determined its accounting policy procedures, except as follows:

1.   The Company uses the accrual method of accounting.

2. Earnings or loss per share is calculated using the weighted average number of shares of common stock outstanding.

3. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

4. In April 1998, the American Institute of Certified Public Accountant's issued Statement of position 98-5 ("SOP 98-5"), Reporting on the Costs of Start-Up Activities which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 2998, with initial adoption reported as the cumulative effect of a change in accounting principle.

NOTE 3 - Warrants and Options

       There are no warrants or options outstanding to issue any additional shares of common stock of the Company.

NOTE 4 - Going Concern

       The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without the realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through further equity financings and seeking necessary bank loans.

                               MEDINA COFFEE, INC.
                          (FORMERLY MEDINA COPY, INC.)
                          (A Development Stage Company)

                     NOTES TO FINANCIAL STATEMENTS CONTINUED
                      March 31, 2000, and December 31, 1999



NOTE 5 - Related Party Transactions

       The Company neither owns nor leases any real or personal property. Office services are provided without charge by Harry Miller, the sole officer and director of the Company. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors or the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts. The Company has formulated no policy for the resolution of such conflicts.

NOTE 6 - Officers Note Payable

Mr. Harry Miller loaned the Company, $1,000.00 on October 5, 1999, to cover legal costs and filing fees associated with incorporating the Company. The loan is evidenced by was of a promissory note, the note carries no interest and is payable in five years. The balance due Mr. Miller on March 31, 2000, was $500.00

                               MEDINA COFFEE, INC.
                                   PROSPECTUS
                                  JUNE 23, 2000
                            CERTIFICATE OF THE ISSUER

           The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made.


           DATED: June 23, 2000




            Harry Miller
            President & Director

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

 -------------------------------------------------------------------------------


   ITEM 1 - INDEMNIFICATION OF DIRECTORS AND OFFICERS

   The statutes, charter provisions, bylaws, contracts or other arrangements under which controlling persons, directors or officers of the registrant are insured or indemnified in any manner against any liability which they may incur in such capacity are as follows:

         Section 78.751 of the Nevada Business Corporation Act provides that each corporation shall have the following powers:

                   1. A  corporation  may  indemnify  any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

                  2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction, determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

                  3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

                  4. Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

                    (a)  By the stockholders;

                    (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;

                    (c) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel, in a written opinion; or

                    (d) If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

                 5. The certificate or articles of incorporation,  the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

                6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

                    (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the certificate or articles of incorporation or any bylaw, agreement, vote of stockholders of disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses made pursuant to subsection 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

                    (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

                7. The registrant's Articles of Incorporation limit liability of its Officers and Directors to the full extent permitted by the Nevada Business Corporation Act.



ITEM 2 - OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

All expenses are estimates

                                           Amount
     Expense                               Maximum
     -------------------------           ------------

     SEC Registration Fees                $      56
     Blue Sky fees and expenses           $     100
     Printing and shipping expenses       $      50
     Legal fees and expenses              $     200
     Accounting fees and expenses         $       0
     Transfer Agent and misc. expenses    $      94

     Total                                $     500

ITEM 3 - UNDERTAKINGS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, Medina Coffee, Inc. hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred to that section.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of Medina Coffee, Inc. in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The Company hereby undertakes to:

     1. File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

                a. Include any prospectus required by section 10(a)(3) of the Securities Act;
                b. Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 242(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and
                c. Include any additional or changed material information on the plan of distribution.

       2. For determining liability under the Securities Act treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

       3. File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Bellevue, Washington on February 4, 2000.


MEDINA COFFEE, INC.

/s/ Harry Miller

By:

       Harry Miller
       President, C.E.O., Secretary & Treasurer

ITEM 4 - UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR

The following unregistered securities were issued by the Company:

       On October 5, 1999, 900,100 shares were issued to Harry Miller. The transaction was effected pursuant to Section 4(2) of the Securities Act of 1933, as amended.


ITEM 5 - INDEX TO EXHIBITS

     Exhibit No.                 Document
     -----------                 --------

     3.1                         Articles of Incorporation

     3.2                         Articles of Amendment

     3.3                         Bylaws

     4                           Subscription Agreement

     10.1                        Promissory Note dated October 5, 2000

     10.2                        Consent of Accountant

     27                          Financial Data Schedule

ITEM 6 - DESCRIPTION OF EXHIBITS

     See Item 5.


                                   SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bellevue, State of Washington, on June 23, 2000.

MEDINA COFFEE, INC.

/s/ Harry Miller

By:
       Harry Miller
       President, C.E.O., Secretary and Treasurer